Exhibit 99.5

2Q24 Grupo Éxito Financial Results August 13, 2024 “ The Issuers Recognition - IR granted by the Colombian Stock Exchange is not a certification about the quality of the securities listed at the BVC nor the solvency of t he issuer ” .

2 Note on forward looking statements • This document contains certain forward - looking statements based on data, assumptions, and estimates, that the Company believes are reasonable ; however, it is not historical data and should not be interpreted as guarantees of its future occurrence . The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward - looking statements . Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations, expectations in connection with the company’s ESG plans, initiatives, projections, goals, commitments, expectations or prospects, including ESG - related targets and goals, are examples of forward - looking statements . Although the Company’s management believes that the expectations and assumptions on which such forward - looking statements are based are reasonable, undue reliance should not be placed on the forward - looking statements . • Grupo Éxito operates in a competitive and rapidly changing environment ; therefore, it is not able to predict all the risks, uncertainties or other factors that may affect its business, their potential impact on its business, or the extent to which the occurrence of a risk or a combination of risks could have results that are significantly different from those included in any forward - looking statement . Important factors that could cause actual results to differ materially from those indicated by such forward - looking statements, or that could contribute to such differences, include, without limitation, the risks and uncertainties set forth under the section “Item 3 . Key Information – D . Risk Factors” in the Company’s registration statement on Form 20 - F filed with the Securities and Exchange Commission on July 20 , 2023 . • The forward - looking statements contained in this document are made only as of the date hereof . Except as required by any applicable law, rules or regulations, Grupo Éxito expressly disclaims any obligation or undertaking to publicly release any updates of any forward-looking statements contained in this press release to reflect any change in its expectations or any change in events, conditions, or circumstances on which any forward - looking statement contained in this document is based . • Reconciliations of the non - IFRS financial measures in this webcast are included at the appendices to this webcast presentation .

Agenda ▪ Words from our CEO, Mr . Carlos Calleja ▪ 2 Q/ 1 H 24 Financial and Operating Highlights ▪ 2 Q/ 1 H 24 Financial Performance ▪ Conclusions and Q&A session 3

4 Words from our CEO Mr. Carlos Calleja

5 Operating and Financial Highlights

• 2 Q Retail Sales growth in LC : Col - 0 . 1% , Uru + 4 . 4% , Arg + 192 . 2% . Positive performance of other revenue (+ 7 . 0 % excluding FX) driven by complementary businesses • Top Line 1 H : - 2 . 1% , + 7 . 2 % excluding FX • Gross Profit : - 3 . 0 % to 25 . 6 % margin during 2 Q, - 5 . 4 % to 25 . 3% 1 H, reflected price investment and inflationary pressures on costs • Recurring EBITDA 3 : ( - 13 . 5% 2 Q, - 17 . 7% 1 H) reflected price investment, inflationary pressures on the cost/expense structures and negative FX impacts • Net result driven by income tax was offset by variations of operational results in Colombia and Argentina • Free cash flow amounted to COP $ 130 , 000 M (+ 41 . 3 % y/y) Recurring EBITDA 3 COP $341,931 M ( - 13.5%, 6.7% margin; - 9.5% excluding FX ) Net Revenue COP $5.1 B ( - 0.9% y/y, +6.5 % excluding FX) Notes : (1) Consolidated results from Colombia, Uruguay and Argentina, eliminations and the FX effect of - 6 . 9 % at Net Revenue and - 4 . 5 % at Recurring EBITDA during 2 Q 24 and of - 8 . 7 % and - 6 . 6% , respectively, during 1 H 24 . (2) Excluding FX . (3) Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non - recurring operational income (expense) . (4) LTM e xpansion from o penings , reforms, conversions and remodellings . SSS 2 +4.8% Financial Highlights Investment & expansion Operating and Corporate Governance highlights Net loss COP $ 18,735 M 6 630 stores 1.03 M sqm ( - 0.8%) 2Q24 Consolidated highlights 1 + 100 bps in Recurring EBITDA margin q/q despite tough consumer trends in Colombia and Argentina and inflationary effects on the cost/expense structure • Omni - channel performance : » Share 2 Q 24 : 11 . 3% (Col 14 . 5% , Uru 3 . 1 % and Arg 3 . 7% ) » Sales + 3 . 3 % in 2 Q | + 6 . 0 % in 1 H • Viva Malls grew revenues by 8 . 0 % and Recurring EBITDA by 8 . 2 % y/y (+ 16 bps) during 2 Q 24 and 8 . 2 % and 10 . 8 % y/y (+ 135 bps), respectively, during 1 H 24 • Efforts on efficiencies, including the closure of unprofitable stores to boost profitability • Capex of COP $163,567 M during 1H24 72% allocated to expansion 4 • LTM store expansion 4 : 44 stores (Col 37, Uru 6, Arg 1) • Colombia : 2 Éxito stores • Expansion strategy focused on conversions to Éxito and Carulla banners • Uruguay : 1 store ( Six or Less banner)

7 Financial Performance

• CPI 4.96% LT - June (vs 5.98% y/y), 4.54% food inflation • Retail Sales and SSS in LC : + 4 . 4% , + 2 . 3% , boosted by : x Sound political and economic environment x N on - food category (+ 9 . 7% ) driven by commercial activities around “ Copa América” x 32 Fresh Market stores (+ 2 . 2 % growth vs 2 Q 23 ; 59 . 2 % share on total sales) x Fresh Market stores reached share of 60 . 2 % on sales and grew 4 . 3 % vs 1 H 23 Top line performance International operations drove sales performance (+ 6 . 5 % in 2 Q, + 7 % in 1 H excluding FX) • CPI 7 . 18 % LT - June (vs 12 . 13 % y/y) ; retail sales exc . gas and vehicles - 4 . 4 % y/y - to - may • Internal food inflation was 1 . 4 p . p . below the national level of 5 . 27% • Food category grew by 2 . 4 % during the quarter driven by fresh (+ 4 . 5% ) • Non - food category ( - 6 . 5 % in 2 Q) continued impacted by pressures in consumption from high interest rates • Net Revenue + 2 . 0 % vs 1 H 23 , excluding development fees of real estate and property sales, driven by complementary businesses • CPI 271 . 5 % LT - June (vs 115 . 6 % y/y) • Unfavorable macroeconomic context for sales growth • Retail Sales and SSS in LC : + 192 . 2% , + 202 . 4% • Real estate + 177 . 5 % in LC (occupancy levels of 94 . 5% ) • Share of the C&C format on total sales 16 . 1 % during 1 H 24 Notes : Data in COP at consolidated level includes a - 11 . 4 % FX effect in Uruguay at Net Revenue and at Recurring EBITDA and - 62 . 7 % in Argentina, respectively during 2 Q 24 and - 14 . 4 % FX effect in Uruguay at Net Revenue and at Recurring EBITDA and - 72 . 1 % in Argentina, respectively during 1 H 24 , calculated with the closing exchange rate . SSS in local currency, include the effect of conversions and exclude the calendar effect - 0 . 01 % during 2 Q 24 and - 0 . 05 % during 1 H 24 in Colombia ( - 0 . 01 % and - 0 . 29 % in Éxito, 0 . 0 % and 0 . 72 % in Carulla and 0 . 0 % and 0 . 65 % in LC segments, respectively in 2 Q 24 and 1 H 24 ), - 2 . 1 % in Uruguay and - 6 . 4 % in Argentina during 2 Q 24 , and 0 . 48 % in Uruguay and 0 . 97 % in Argentina during 1 H 24 . 8 Colombia Argentina Uruguay in COP M 2Q24 2Q23 % Var 2Q24 2Q23 % Var % var exc. FX 2Q24 2Q23 % Var % var exc. FX 2Q24 2Q23 % Var % var exc. FX Retail Sales 3,500,431 3,505,457 (0.1%) 959,307 1,036,584 (7.5%) 4.4% 392,729 359,927 9.1% 192.2% 4,852,467 4,901,361 (1.0%) 6.5% Other Revenue 198,382 194,912 1.8% 9,398 8,692 8.1% 22.0% 14,670 14,159 3.6% 177.5% 222,450 217,759 2.2% 7.0% Net Revenue 3,698,813 3,700,369 (0.0%) 968,705 1,045,276 (7.3%) 4.6% 407,399 374,086 8.9% 191.7% 5,074,917 5,119,120 (0.9%) 6.5% in COP M 1H24 1H23 % Var 1H24 1H23 % Var % var exc. FX 1H24 1H23 % Var % var exc. FX 1H24 1H23 % Var % var exc. FX Retail Sales 7,203,776 7,135,800 1.0% 1,996,350 2,198,053 (9.2%) 6.1% 688,445 805,347 (14.5%) 206.8% 9,888,571 10,138,593 (2.5%) 7.0% Other Revenue 419,095 387,718 8.1% 17,910 18,347 (2.4%) 14.0% 24,480 30,703 (20.3%) 186.2% 461,485 436,681 5.7% 12.1% Net Revenue 7,622,871 7,523,518 1.3% 2,014,260 2,216,400 (9.1%) 6.1% 712,925 836,050 (14.7%) 206.1% 10,350,056 10,575,274 (2.1%) 7.2% Colombia Uruguay Argentina Consolidated Colombia Uruguay Argentina Consolidated

Focus on brand unification, assortment expansion, and savings through high-low promotions and competitive pricing strategies

Strategic focus in Colombia

Banners unification under Éxito and Carulla banners

"Efficient operation under the most beloved brands"

3-years
plan to convert stores to the main banners in Colombia

40
stores to be converted during 2024 (50% by banner)

12
stores converted YTD (potential of 150 stores)

Improvement of assortment to have a complete offer to customers

"Strongest portfolio to capture share of wallet"

100
stores with new assortment in three regions

+80
new brands included
(meat, dairy, bread, etc)

+25%
Increase in SKUs available on-the-shelf

Electro: high-end
Apparel: new brands and basics

Smart investing in innovative levers from Wow and Fresh Market models

"The best levers from Wow and Fresh to other stores"

18 stores
implemented innovative levers (at 9 Éxito and 9 Carulla stores)

Wow
Health and wellness, "Cocina del Mercado", Pets, electro "specialist" and apparel "boutique"

Fresh
New assortment in meat, artisan bakery and liquor cellar

9

Strong commercial strategy focused on offering savings to clients

Strategic focus in Colombia

High and low strategy in alliance with suppliers

"Better price perception in key buying moments"

Pay-day

Promotional activities to capture high ticket purchasing

Re-stocking

Selected deals to increase frequently-bought goods

Unbeatable prices on private label and national brands

"High competitivity to increase traffic in stores"

+1,000 products offered at the lowest price in the market

~10% share on sales

200 Participating brands

Successful Éxito promo events to all banners

"Provide savings opportunities for all customers"

Feb - Mar

Anniversary

Jun - Jul

Mega Prima

Sep - Oct

Special Price Days

Weekly thematic days for key categories

"Increase traffic in-store aiming sales uplift"

Tuesday

Fruits & Vegetables

Wednesday

Meat & Poultry

Friday

Snacks & Liquors

10

“A leaner operation to improve agility and profitability” Strategic focus in Colombia Focus on streamlining the cost/expense structures Saving plan and processes optimization 2.6% 31 M USD SG&A growth, below inflation and with an improved trend q/q in savings already captured Main activities x Expense control at all levels x Focus on improving shrinkage levels x Systemic negotiations with key suppliers x A leaner operating structure x Restructuring plan x Efficiencies in logistics x Reduction of energy consumption x IT contract renegotiation Other optimization levers 11

A solid sales growth , driven by : • F ood (+ 7 . 3% ) and omni - channel (+ 26 . 9% ) during 1 H 24 • Omnichannel share of 28 . 5 % on retail sales in 1 H 24 • 31 Fresh Market stores represented a 63 . 7 % share on the segment ´ s sales (+ 81 bp vs 2 Q 23 ) • 2 store conversions during 2 Q 24 • Fresh + 4 . 7 % during 1 H 24 • Non - food s ales - 3 . 9 % during 1 H 24 mainly affected by electro ( - 3 . 4 % in 2 Q 24 vs - 4 . 8 % in 1 Q 24 ) • Sales of 32 Éxito WOW stores represented 36 . 3 % on the segment’s sales during 2 Q 24 (+ 37 bp vs 2 Q 23 ) • 2 openings and 3 conversions during 2 Q 24 • 5 conversions during 1 H 24 2Q/1H24 Performance by segment Growth driven by Carulla and the food category 12 Notes : SSS in local currency, include the effect of conversions and exclude the calendar effect of - 0 . 01 % in 2 Q 24 and - 0 . 05 % in 1 H 24 in Colombia ( - 0 . 01 % and - 0 . 29 % in Éxito, 0 . 0 % and 0 . 72 % in Carulla and 0 . 0 % and 0 . 65 % in LC segments, respectively in 2 Q 24 and 1 H 24 ) . (1) The segment includes Retail Sales from Surtimax, Super Inter and Surtimayorista brands, allies, institutional and third - party sellers, and the sale of property development projects (inventory) of none during 2 Q 24 vs COP $ 18 K in 2 Q 23 and COP $ 2 . 8 K during 1 H 24 vs $ 47 . 2 K in 1 H 23 . Éxito Carulla Low - cost & Other 1 : • Surtimayorista’s sales growth driven by FMCG (+ 3 . 1% ) during 1 H 24 • Misurtii’s sales grew 1 . 7 X vs 1 H 23 • Performance reflected a higher basis from the sale of property (+ 1 . 7 % when excluded in 1 H) and the store portfolio optimization strategy focus on Éxito and Carulla banners Variations Low-cost & Other (1) Low-cost & Other (1) SSS -0.4% -1.2% 7.3% -5.7% 0.4% -0.2% 7.1% -4.5% Total -0.1% -1.0% 7.1% -4.0% 1.0% 0.3% 6.9% -2.3% Total MCOP 3,500,431 2,322,599 625,203 552,629 7,203,776 4,842,984 1,232,189 1,128,603 1H242Q24

Highlights (1) Include . com, marketplace, home delivery, Shop&Go, Click&Collect, digital catalogues and B 2 B virtual ; the base was adjusted with new channels included : SOC and Midescuento . 5.8 M Orders (+24%) 2 Q24 14.5 % Share on Retail Sales Omni - channel 1 performance Omni - channel share (+ 44 bps to 14 . 6% ) boosted by solid food sales trend (+ 14% , 13 . 3 % share on sales) during 1 H 24 13 COP $516,482 M In Retail Sales (+0.9%) • Apps: COP $40,000 M (+33.1%) and COP $84,000 M (+38.5%) in sales during 2Q24 and 1H24 ; 369,000 orders (+55%) during 1H24 • Misurtii app grew sales by 72% to COP $48,000 M during 1H24; 81 ,200 orders (+31%) • Share on non - food sales 17.7% during 1H24 13.3 % Share on Food Sales 14.6 % Share on Retail Sales 1H 24 COP $1.1 B In Retail Sales (+4.4%) 11.4 M Orders (+28%) 573,801 700,224 821,528 1,021,156 1,066,257 10.1% 12.8% 12.1% 14.1% 14.6% 0 200,000 400,000 600,000 800,000 1,000,000 1,200,000 1,400,000 1,600,000 1,800,000 2,000,000 1H 20 1H 21 1H 22 1H 23 1H 24 Omni - channel sales and share on sales

Viva Malls, the leading shopping center operator in Colombia[1]

Real Estate performance 1H24

Real Estate Business



éxito
IKEA
viva

Real estate business unit in Colombia including Viva Malls

787,600 sqm of GLA

(33 assets)

Occupancy rate 97.4%

(vs. 96.6% y/y)

Recurring revenues from rental and fees

(4.6% consol, +8.5% Col during 1H24)

Real Estate revenue decreased 11.4% in Colombia due a higher base of fees and property sales[2] of COP $51.7K M

Viva Malls[3]



Guaranteed income from leases and stable cash flow

In MCOP	1H24	1H23	% Var
Net Revenue	202,464	187,116	8.2%
Recurring EBITDA	**115,645**	**104,352**	**10.8%**
Recurring EBITDA Margin	57.1%	55.8%	*135 bps*

Occupancy rate

98.3%

561,214 sqm of GLA

(17 assets)

VM grew revenue by 8.2% during 1H24 and Recurring EBITDA by 10.8% (+135 bps) at consolidated level y/y



Jardín Nómada-Viva Envigado

A sustainable and innovative concept in the region

5,000 m² of landscape

16 New brands

+130 coworking spaces

Opening 2H24

Note: (1) Source: Mall & Retail, article regarding the 2024 National Map of Shopping Centers Malls. (2) Sale of real estate property development projects (inventory) was of COP $2.8K during 1H24 vs $47.2K in 1H23. (3) Viva Malls is a JV with Fondo Inmobiliario Colombia (FIC) in which Grupo Éxito has 51% stake and consolidates the business; Viva Malls has a lower Recurring EBITDA margin when compared to calculation of pure real estate players as net revenue does not includes the adjustment of cost and expenses according to IFRS 15 and the property tax payment accrued in January.

14

Recurring EBITDA reflected a better trend q/q despite the challenging macro context across the region and higher base in Colombia

Operating Performance

Colombia

in COP M	2Q24	2Q23	% Var
Net Revenue	3,698,813	3,700,369	(0.0%)
Gross profit	814,546	838,622	(2.9%)
Gross Margin	*22.0%*	*22.7%*	*(64) bps*
Total Expense	(726,923)	(708,682)	2.6%
Expense/Net Rev	*(19.7%)*	*(19.2%)*	*(50) bps*
Recurring EBITDA	230,653	270,215	(14.6%)
Recurring EBITDA Margin	*6.2%*	*7.3%*	*(107) bps*

Uruguay

in COP M	2Q24	2Q23	% Var	% var exc. FX
Net Revenue	968,705	1,045,276	(7.3%)	4.6%
Gross profit	354,104	371,859	(4.8%)	7.4%
Gross Margin	*36.6%*	*35.6%*	*98 bps*	
Total Expense	(269,594)	(274,833)	(1.9%)	10.7%
Expense/Net Rev	*(27.8%)*	*(26.3%)*	*(154) bps*	
Recurring EBITDA	108,821	118,553	(8.2%)	3.6%
Recurring EBITDA Margin	*11.2%*	*11.3%*	*(11) bps*	

Argentina

in COP M	2Q24	2Q23	% Var	% var exc. FX
Net Revenue	407,399	374,086	8.9%	191.7%
Gross profit	131,054	128,947	1.6%	172.2%
Gross Margin	*32.2%*	*34.5%*	*(230) bps*	
Total Expense	(139,114)	(128,124)	8.6%	190.8%
Expense/Net Rev	*(34.1%)*	*(34.2%)*	*10 bps*	.
Recurring EBITDA	2,457	6,622	(62.9%)	(0.6%)
Recurring EBITDA Margin	*0.6%*	*1.8%*	*(117) bps*	

Consolidated

in COP M	2Q24	2Q23	% Var	% var exc. FX
Net Revenue	5,074,917	5,119,120	(0.9%)	6.5%
Gross profit	1,299,704	1,339,428	(3.0%)	6.9%
Gross Margin	*25.6%*	*26.2%*	*(55) bps*	
Total Expense	(1,135,631)	(1,111,639)	2.2%	13.5%
Expense/Net Rev	*(22.4%)*	*(21.7%)*	*(66) bps*	
Recurring EBITDA	341,931	395,390	(13.5%)	(9.5%)
Recurring EBITDA Margin	*6.7%*	*7.7%*	*(99) bps*	

Colombia

in COP M	1H24	1H23	% Var
Net Revenue	7,622,871	7,523,518	1.3%
Gross profit	1,657,806	1,701,125	(2.5%)
Gross Margin	*21.7%*	*22.6%*	*(86) bps*
Total Expense	(1,536,138)	(1,472,999)	4.3%
Expense/Net Rev	*(20.2%)*	*(19.6%)*	*(57) bps*
Recurring EBITDA	407,764	503,725	(19.1%)
Recurring EBITDA Margin	*5.3%*	*6.7%*	*(135) bps*

Uruguay

in COP M	1H24	1H23	% Var	% var exc. FX
Net Revenue	2,014,260	2,216,400	(9.1%)	6.1%
Gross profit	732,496	787,818	(7.0%)	8.6%
Gross Margin	*36.4%*	*35.5%*	*82 bps*	
Total Expense	(548,769)	(573,501)	(4.3%)	11.7%
Expense/Net Rev	*(27.2%)*	*(25.9%)*	*(137) bps*	
Recurring EBITDA	231,225	258,136	(10.4%)	4.6%
Recurring EBITDA Margin	*11.5%*	*11.6%*	*(17) bps*	

Argentina

in COP M	1H24	1H23	% Var	% var exc. FX
Net Revenue	712,925	836,050	(14.7%)	206.1%
Gross profit	231,355	283,404	(18.4%)	193.0%
Gross Margin	*32.5%*	*33.9%*	*(145) bps*	
Total Expense	(244,195)	(279,463)	(12.6%)	213.6%
Expense/Net Rev	*(34.3%)*	*(33.4%)*	*(83) bps*	
Recurring EBITDA	5,055	20,815	(75.7%)	(12.8%)
Recurring EBITDA Margin	*0.7%*	*2.5%*	*(178) bps*	

Consolidated

in COP M	1H24	1H23	% Var	% var exc. FX
Net Revenue	10,350,056	10,575,274	(2.1%)	7.2%
Gross profit	2,621,657	2,772,347	(5.4%)	6.8%
Gross Margin	*25.3%*	*26.2%*	*(89) bps*	
Total Expense	(2,329,102)	(2,325,963)	0.1%	14.1%
Expense/Net Rev	*(22.5%)*	*(22.0%)*	*(51) bps*	
Recurring EBITDA	644,044	782,676	(17.7%)	(11.9%)
Recurring EBITDA Margin	*6.2%*	*7.4%*	*(118) bps*	

Colombia

- **GP:** consistent recurring real state revenue growth (+11.4% 2Q24), offset by price investment and a higher non-recurring base from property sale[2] (28 bps effect)
- **Recurring EBITDA[1]:** SG&A grew below inflation and the double-digit minimum wage increase, from internal efficiency plans and despite a higher real estate basis (58 bps effect during 1H24)

Uruguay

- **GP:** improved logistic costs and better negotiation with suppliers towards promotional events
- **Recurring EBITDA[1]:** affected by higher salaries and occupancy costs
- Remained as the most profitable operation of the Group

Argentina

- **GP:** reflected higher price competition amidst the inflationary and lower consumption trends, the mix effect and a higher share of the C&C format (14.2%)
- **Recurring EBITDA[1]:** impacted mainly from challenging sales evolution and pressures on gross margin

Consolidated

- **GP:** reflected a lower consumption trend, price investment and a higher real estate base
- **Recurring EBITDA[1]:** Gross margin gains from Uruguay in LC offset by the mix effect and higher expenses of international operations

Note: The Colombia perimeter includes Almacenes Éxito S.A. and its subsidiaries. Data in COP at consolidated level includes a -11.4% FX effect in Uruguay at Net Revenue and at Recurring EBITDA and -62.7% in Argentina, respectively, during 2Q24, and of -8.7% and -6.6%, respectively during 1H24. (1) Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). (2) The sale of property development projects (inventory) of COP $2,800 M during 1H24 vs $47,200 in 1H23.

15

Net loss during 2 Q 24 reflected : o The positive variations of non - operating lines and net income contribution of Uruguay offset by : • Operating performance in Colombia and Argentina affected by macro and consumer head winds, and • TUYA share of profit affected by higher value adjustment for expected credit losses versus 2 Q 23 . Net loss during 1 H 24 reflected : o Lower operating contribution from consumption deceleration, inflationary pressures on cost/expenses and FX impacts , and o Higher non - recurring expenses explained by the restructuring process in Colombia . Highlights Note : Consolidated data include results from Colombia, Uruguay and Argentina, eliminations, and the FX effect of - 6 . 9 % at Net Revenue and - 4 . 5 % at recurring EBITDA, during 2 Q 24 , and of - 8 . 7 % and - 6 . 6% , respectively, during 1 H 24 . 16 Net Group Share Result Net result showed signs of gradual recovery versus the previous quarter, mainly from cost and expense control in Colombia

Free cash flow reached COP$406,000 M driven by improved management of working capital 2Q24 Leverage and Cash at holding level 1 Improved cash flow generation despite a slightly higher NFD (COP $ 59 , 000 M) from higher assortment Free cash flow 2 : • Reached COP $ 130 , 000 M despite economic slowdown • Focus on optimizing investment to prioritize cash availability • Operating performance affected by macro headwinds Working capital : • Higher inventory levels ( 64 . 4 days ; - 1 . 13 days y/y), amounted near to COP $ 72 , 000 M • Inventories increased due to seasonal purchasing and strategy focus on increasing assortment • Balanced working capital due to better performance in payables from agreements with suppliers to boost sales Leverage and cash highlights Note : Numbers expressed in long scale, COP billion represent 1 , 000 , 000 , 000 , 000 . (1) Holding : Almacenes Éxito S . A results without Colombia or international subsidiaries . (2) Free cash flow (FCF) = Net cash flows used in operating activities + Net cash flows used in investing activities + Variation of collections on behalf of third parties + Lease liabilities paid + Interest on lease liabilities paid (using variations for the last 12 M for each line) ; the cash flow has been re - expressed to be aligned with the financial statements . (3) Central Bank repo rate reduced 150 bps to 11 . 75 % during 2 Q 24 in Colombia (vs . 13 . 25 % in 2 Q 23 and 13 % in 4 Q 23 ) . 17 0.9 0.8 - 1.8 - 1.7 - 0.9 - 0.9 2023-2 2024-2 Cash (& other assets) Gross debt (financial liabilities & warranties) Net financial debt in thousand million COP 2Q24-LTM 2Q23-LTM Variation EBITDA 775 939 -17.4% Lease liabilities amortizations & interests (429) (384) 11.9% Operational results before WK 203 426 -52.5% Change in Tax (10) (81) -87.4% Change in working capital 143 (84) NA CapEx (325) (441) -26.2% Free cash flow before investments 10 (180) -105.5% Dividends received 120 271 -55.9% Free cash flow 130 92 41.3%

18 Conclusions

A resilient top line performance in LC and gradual improvement of the Recurring EBITDA trend q/q from long-term efficiencies

2Q24 Financial & Operating Conclusions

- Advances on the unification project under the Éxito and Carulla banners.
- A strong commercial strategy to boost sales in Colombia by: i. focusing on brand unification, ii. strengthening assortment expansion, and iii. offering savings through aggressive high-low promotions and competitive pricing strategies.
- The company's initiatives have shown LFL market share gains along the second quarter and first half of the year, according to Nielsen.
- Improved price competitiveness in Colombia as internal food inflation was 1.4 p.p. below the national level of 5.27% YT-Jun.
- Solid omni-channel performance (14.5% share on sales) boosted by food sales (+8.0%, 13.3% share on sales) during 2Q24.
- Resilient real estate performance business in Colombia and Argentina with occupancy levels of 97.4% and 94.5%, respectively.
- Recurring EBITDA and Net Result showed signs of recovery versus 1Q24, from strict cost control and actions plans implemented mainly in Colombia, where expenses grew below inflation at 2.6%.
- Stable and solid results in Uruguay, the most profitable operation of the Group, contributed to consolidated performance.
- Resilient Net Financial Debt and Cash position, driven by Free Cash Flow evolution of 41.3% y/y, despite macroeconomic pressures across the region.

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations and the FX effect of -6.9% at Net Revenue and -4.5% at Recurring EBITDA during 2Q24 and of -8.7% and -6.6%, respectively, during 1H24.

19

Appendices 20

Notes and Glossary Notes: • Numbers are expressed in long scale, COP billion represent 1 , 000 , 000 , 000 , 000 . • Growth and variations are expressed in comparison to the same period last year, except when stated otherwise . • Sums and percentages may reflect discrepancies due to rounding of figures . • All margins are calculated as percentage of Net Revenue . • Percentages represent relative proportions, and as such they cannot be directly added or subtracted from each other because they are not absolute numeric values . Glossary: • Colombia results : consolidation of Almacenes Éxito S . A . and its subsidiaries in the country . • Consolidated results : Almacenes Éxito results, Colombian and international subsidiaries in Uruguay and Argentina . • Adjusted EBITDA : Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results . • EPS : Earnings Per Share calculated on an entirely diluted basis . • Financial Result : impacts of interests, derivatives, financial assets/liabilities valuation, FX changes and other related to cash, debt, and other financial assets/liabilities . • Free cash flow (FCF) = Net cash flows used in operating activities plus Net cash flows used in investing activities plus Variation of collections on behalf of third parties plus Lease liabilities paid plus Interest on lease liabilities paid (using variations for the last 12 M for each line) ; the cash flow has been re - expressed to be aligned with the financial statements . • GLA : Gross Leasable Area . • GMV : Gross Merchandise Value . • Holding : Almacenes Éxito results without Colombian and international subsidiaries . • Net Revenue : Total Revenue related to Retail Sales and Other Revenue . • Retail Sales : sales related to the retail business . • Other Revenue : revenue related to complementary businesses (real estate, insurance, travel, etc . ) and other revenue . • Recurring EBITDA : Earnings Before Interest, Taxes, Depreciation, and Amortization Operating Profit adjusted by other non - recurring operational income (expense) . • Recurring Operating Profit (ROI) : Gross Profit adjusted by SG&A expense and D&A . • SSS : same - store - sales levels, including the effect of store conversions and excluding the calendar effect . 21

Ownership Structure Note : Own ership structure as of June 30 , 2024 . 22

Management Team Carlos Mario Giraldo General Manager Colombia General Manager Uruguay General Manager Argentina Ramón Quagliata 23 Jean Christophe Tijeras CEO Grupo Éxito Juan Carlos Calleja

ESG S trategy Six pillars with clear purposes, strategic focus and contribution, aligned with Sustainable Development Goals Work towards the eradication of chronic child malnutrition in Colombia by 2030 • Communicate and raise awareness • Generate resources and alliances • Influence public policies • Work closely with Fundación Éxito • SDG #2 Zero hunger Zero Malnutrition Sustainable Trade My Planet Healthy Lifestyle Our people Governance & Integrity Promote sustainable trade practices • Promote sustainable supply chains • Develop allies and suppliers • Maintain local and direct procurement • SDG #8 / #12 Decent work and economic growth / Responsible consumption and production Environmental protection • Actions to manage climate change • Enable circular economy for packaging and plastic • Initiatives for sustainable mobility and real estate • Protection of biodiversity • SDG #13 Climate action Encourage healthier and balanced lifestyles • Educate on healthy habits and living • Trade of goods and services encouraging healthy lifestyles • SDG #3 Good health and well - being Promote diversity and inclusion • Promote social dialogue • Develop our people on being and doing • Endorse gender equality • SDG #5 and #8 Gender equality, decent work and economic growth Build trust with stakeholders • Promote best practices in corporate governance • Respect of human rights • Build up ethics and transparency standards • Facilitate diverse and inclusive environments • Promote communication • SDG #16 Peace, justice and strong institutions 24

Consolidated Income Statement

in COP M	2Q24	2Q23	% Var	1H24	1H23	% Var
Retail Sales	4,852,467	4,901,361	(1.0%)	9,888,571	10,138,593	(2.5%)
Other Revenue	222,450	217,759	2.2%	461,485	436,681	5.7%
Net Revenue	**5,074,917**	**5,119,120**	**(0.9%)**	**10,350,056**	**10,575,274**	**(2.1%)**
Cost of Sales	(3,746,958)	(3,753,326)	(0.2%)	(7,674,308)	(7,750,062)	(1.0%)
Cost D&A	(28,255)	(26,366)	7.2%	(54,091)	(52,865)	2.3%
Gross Profit	**1,299,704**	**1,339,428**	**(3.0%)**	**2,621,657**	**2,772,347**	**(5.4%)**
Gross Margin	*25.6%*	*26.2%*	*(55) bps*	*25.3%*	*26.2%*	*(89) bps*
SG&A Expense	(986,028)	(970,404)	1.6%	(2,031,704)	(2,042,536)	(0.5%)
Expense D&A	(149,603)	(141,235)	5.9%	(297,398)	(283,427)	4.9%
Total Expense	**(1,135,631)**	**(1,111,639)**	**2.2%**	**(2,329,102)**	**(2,325,963)**	**0.1%**
Expense/Net Rev	*22.4%*	*21.7%*	*66 bps*	*22.5%*	*22.0%*	*51 bps*
Recurring Operating Income (ROI)	**164,073**	**227,789**	**(28.0%)**	**292,555**	**446,384**	**(34.5%)**
ROI Margin	*3.2%*	*4.4%*	*(122) bps*	*2.8%*	*4.2%*	*(139) bps*
Non-Recurring Income/(Expense)	(15,910)	(28,468)	(44.1%)	(49,164)	(33,678)	46.0%
Operating Income (EBIT)	**148,163**	**199,321**	**(25.7%)**	**243,391**	**412,706**	**(41.0%)**
EBIT Margin	*2.9%*	*3.9%*	*(97) bps*	*2.4%*	*3.9%*	*(155) bps*
Net Financial Result	(115,028)	(131,300)	(12.4%)	(197,738)	(198,122)	(0.2%)
Associates & Joint Ventures Results	(26,362)	(23,313)	13.1%	(48,422)	(50,105)	(3.4%)
EBT	**6,773**	**44,708**	**(84.9%)**	**(2,769)**	**164,479**	**(101.7%)**
Income Tax	28,431	2,840	N/A	29,993	(37,868)	179.2%
Net Result	**35,204**	**47,548**	(26.0%)	**27,224**	**126,611**	(78.5%)
Non-Controlling Interests	(53,939)	(53,732)	0.4%	(83,822)	(87,677)	(4.4%)
Group profit (loss) for the period	**(18,735)**	**(6,184)**	**203.0%**	**(56,598)**	**38,934**	**(245.4%)**
Net Margin	*(0.4%)*	*(0.1%)*	*(25) bps*	*(0.5%)*	*0.4%*	*(91) bps*
Recurring EBITDA	**341,931**	**395,390**	**(13.5%)**	**644,044**	**782,676**	**(17.7%)**
Recurring EBITDA Margin	*6.7%*	*7.7%*	*(99) bps*	*6.2%*	*7.4%*	*(118) bps*
Adjusted EBITDA	**299,659**	**343,609**	**(12.8%)**	**546,458**	**698,893**	**(21.8%)**
Adjusted EBITDA Margin	*5.9%*	*6.7%*	*(81) bps*	*5.3%*	*6.6%*	*(133) bps*
EBITDA	**326,021**	**366,922**	**(11.1%)**	**594,880**	**748,998**	**(20.6%)**
EBITDA Margin	*6.4%*	*7.2%*	*(74) bps*	*5.7%*	*7.1%*	*(133) bps*

Shares	1,297.864	1,297.864	0.0%	1,297.864	1,297.864	0.0%
EPS	**(14.4)**	**(4.8)**	**(203.0%)**	**(43.6)**	**30.0**	**(245.4%)**

Notes: Consolidated results from Colombia, Uruguay and Argentina, eliminations and the FX effect of -11.4% in Uruguay at Net Revenue and at Recurring EBITDA and -62.7% in Argentina during 2Q24 and of -8.7% and -6.6%, respectively, during 1H24, and -14.4% FX effect in Uruguay at Net Revenue and at Recurring EBITDA during 1H24 and -72.1% in Argentina, respectively, calculated with the closing exchange rate. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). Adjusted EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results.EPS considers the weighted average number of outstanding shares (IAS 33), corresponding to 1,297,864,359 shares.

25

Income Statement and CapEx by Country

Income Statement	Colombia	Uruguay	Argentina	Consol	Colombia	Uruguay	Argentina	Consol
in COP M	2Q24	2Q24	2Q24	2Q24	1H24	1H24	1H24	1H24
Retail Sales	3,500,431	959,307	392,729	4,852,467	7,203,776	1,996,350	688,445	9,888,571
Other Revenue	198,382	9,398	14,670	222,450	419,095	17,910	24,480	461,485
Net Revenue	**3,698,813**	**968,705**	**407,399**	**5,074,917**	**7,622,871**	**2,014,260**	**712,925**	**10,350,056**
Cost of Sales	(2,858,788)	(612,483)	(275,687)	(3,746,958)	(5,914,497)	(1,277,551)	(482,260)	(7,674,308)
Cost D&A	(25,479)	(2,118)	(658)	(28,255)	(50,568)	(4,213)	690	(54,091)
Gross profit	**814,546**	**354,104**	**131,054**	**1,299,704**	**1,657,806**	**732,496**	**231,355**	**2,621,657**
Gross Margin	***22.0%***	***36.6%***	***32.2%***	***25.6%***	***21.7%***	***36.4%***	***32.5%***	***25.3%***
SG&A Expense	(609,372)	(247,401)	(129,255)	(986,028)	(1,300,610)	(505,484)	(225,610)	(2,031,704)
Expense D&A	(117,551)	(22,193)	(9,859)	(149,603)	(235,528)	(43,285)	(18,585)	(297,398)
Total Expense	**(726,923)**	**(269,594)**	**(139,114)**	**(1,135,631)**	**(1,536,138)**	**(548,769)**	**(244,195)**	**(2,329,102)**
Expense/Net Rev	***19.7%***	***27.8%***	***34.1%***	***22.4%***	***20.2%***	***27.2%***	***34.3%***	***22.5%***
Recurring Operating Income (ROI)	**87,623**	**84,510**	**(8,060)**	**164,073**	**121,668**	**183,727**	**(12,840)**	**292,555**
ROI Margin	***2.4%***	***8.7%***	***(2.0%)***	***3.2%***	***1.6%***	***9.1%***	***(1.8%)***	***2.8%***
Non-Recurring Income and (Expense)	(17,231)	347	974	(15,910)	(52,324)	256	2,904	(49,164)
Operating Income (EBIT)	**70,392**	**84,857**	**(7,086)**	**148,163**	**69,344**	**183,983**	**(9,936)**	**243,391**
EBIT Margin	***1.9%***	***8.8%***	***(1.7%)***	***2.9%***	***0.9%***	***9.1%***	***(1.4%)***	***2.4%***
Net Financial Result	**(94,812)**	**(9,178)**	**(11,038)**	**(115,028)**	**(189,526)**	**(11,750)**	**3,538**	**(197,738)**
Recurring EBITDA	**230,653**	**108,821**	**2,457**	**341,931**	**407,764**	**231,225**	**5,055**	**644,044**
Recurring EBITDA Margin	***6.2%***	***11.2%***	***0.6%***	***6.7%***	***5.3%***	***11.5%***	***0.7%***	***6.2%***
CAPEX								
in COP M	**33,579**	**19,004**	**1,499**	**54,082**	**93,639**	**67,280**	**2,648**	**163,567**
in local currency	33,579	186	326		93,639	666	582	

Notes: Consolidated results from Colombia, Uruguay and Argentina, eliminations and the FX effect of -11.4% FX effect in Uruguay at Net Revenue and at Recurring and -62.7% in Argentina EBITDA during 2Q24 and of -8.7% and -6.6%, respectively, during 1H24 and -14.4% FX effect in Uruguay at Net Revenue and at Recurring EBITDA during 1H24 and -72.1% in Argentina, respectively, , calculated with the closing exchange rate. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). The Colombia perimeter includes the consolidation of Almacenes Éxito S.A. and its subsidiaries in the country.

26

Consolidated Balance Sheet

in COP M	Jun 2024	Dec 2023	Var %
Assets	**17,615,259**	**16,339,761**	**7.8%**
Current assets	**5,412,684**	**5,283,091**	**2.5%**
Cash & Cash Equivalents	1,282,504	1,508,205	(15.0%)
Inventories	2,801,059	2,437,403	14.9%
Accounts receivable	581,702	704,931	(17.5%)
Assets for taxes	648,154	524,027	23.7%
Assets held for sale	19,846	12,413	59.9%
Others	79,419	96,112	(17.4%)
Non-current assets	**12,202,575**	**11,056,670**	**10.4%**
Goodwill	3,308,219	3,080,622	7.4%
Other intangible assets	408,668	366,369	11.5%
Property, plant and equipment	4,278,095	4,069,765	5.1%
Investment properties	1,799,383	1,653,345	8.8%
Right of Use	1,765,471	1,361,253	29.7%
Investments in associates and JVs	275,386	232,558	18.4%
Deferred tax asset	297,358	197,692	50.4%
Others	69,995	95,066	(26.4%)

in COP M	Jun 2024	Dec 2023	Var %
Liabilities	**9,744,572**	**8,917,952**	**9.3%**
Current liabilities	**7,478,488**	**7,144,623**	**4.7%**
Trade payables	4,638,683	5,248,777	(11.6%)
Lease liabilities	278,295	282,180	(1.4%)
Borrowing-short term	2,114,131	1,029,394	105.4%
Other financial liabilities	97,432	139,810	(30.3%)
Liabilities for taxes	84,462	107,331	(21.3%)
Others	265,485	337,131	(21.3%)
Non-current liabilities	**2,266,084**	**1,773,329**	**27.8%**
Trade payables	20,881	37,349	(44.1%)
Lease liabilities	1,711,195	1,285,779	33.1%
Borrowing-long Term	185,031	236,811	(21.9%)
Other provisions	11,390	11,630	(2.1%)
Deferred tax liability	290,992	156,098	86.4%
Liabilities for taxes	7,786	8,091	(3.8%)
Others	38,809	37,571	3.3%
Shareholder´s equity	**7,870,687**	**7,421,809**	**6.0%**

Note: Consolidated data include figures from Colombia, Uruguay and Argentina.

27

Consolidated Cash Flow Note : Consolidated data include figures from Colombia, Uruguay and Argentina . 28 in COP M Jun 2024 Jun 2023 Var % Profit 27,224 126,611 (78.5%) Operating income before changes in working capital 583,475 743,994 (21.6%) Cash Net (used in) Operating Activities (562,857) (414,454) 35.8% Cash Net (used in) Investment Activities (226,680) (269,014) (15.7%) Cash net provided by Financing Activities 545,193 397,152 37.3% Var of net of cash and cash equivalents before the FX rate (244,344) (286,316) (14.7%) Effects on FX changes on cash and cash equivalents 18,643 (53,407) (134.9%) (Decresase) net of cash and cash equivalents (225,701) (339,723) (33.6%) Opening balance of cash and cash equivalents 1,508,205 1,733,673 (13.0%) Ending balance of cash and cash equivalents 1,282,504 1,393,950 (8.0%)

Holding Income Statement[1]

in COP M	2Q24	2Q23	% Var	1H24	1H23	% Var
Retail Sales	3,504,742	3,508,364	(0.1%)	7,213,231	7,140,696	1.0%
Other Revenue	96,918	102,384	(5.3%)	223,019	208,356	7.0%
Net Revenue	**3,601,660**	**3,610,748**	**(0.3%)**	**7,436,250**	**7,349,052**	**1.2%**
Cost of Sales	(2,859,153)	(2,830,218)	1.0%	(5,908,441)	(5,758,180)	2.6%
Cost D&A	(24,053)	(23,132)	4.0%	(47,701)	(45,688)	4.4%
Gross profit	**718,454**	**757,398**	**(5.1%)**	**1,480,108**	**1,545,184**	**(4.2%)**
Gross Margin	***19.9%***	***21.0%***	***(103) bps***	***19.9%***	***21.0%***	***(112) bps***
SG&A Expense	(586,911)	(579,867)	1.2%	(1,228,079)	(1,185,966)	3.6%
Expense D&A	(114,871)	(113,102)	1.6%	(229,991)	(220,300)	4.4%
Total Expense	**(701,782)**	**(692,969)**	**1.3%**	**(1,458,070)**	**(1,406,266)**	**3.7%**
Expense/Net Rev	***(19.5%)***	***(19.2%)***	***(29) bps***	***(19.6%)***	***(19.1%)***	***(47) bps***
Recurring Operating Income (ROI)	**16,672**	**64,429**	**(74.1%)**	**22,038**	**138,918**	**(84.1%)**
ROI Margin	***0.5%***	***1.8%***	***(132) bps***	***0.3%***	***1.9%***	***(159) bps***
Non-Recurring Income and (Expense)	(14,859)	(33,763)	(56.0%)	(50,004)	(38,204)	30.9%
Operating Income	**1,813**	**30,666**	(94.1%)	**(27,966)**	**100,714**	(127.8%)
EBIT Margin	***0.1%***	***0.8%***	***(80) bps***	***(0.4%)***	***1.4%***	***(175) bps***
Net Financial Result	**(108,099)**	**(118,485)**	**(8.8%)**	**(215,743)**	**(202,126)**	**6.7%**
Group profit (loss) for the period	**(18,735)**	**(6,184)**	**203.0%**	**(56,598)**	**38,934**	**(245.4%)**
Net Margin	***(0.5%)***	***(0.2%)***	***(35) bps***	***(0.8%)***	***0.5%***	***(129) bps***
Recurring EBITDA	**155,596**	**200,663**	**(22.5%)**	**299,730**	**404,906**	**(26.0%)**
Recurring EBITDA Margin	***4.3%***	***5.6%***	***(124) bps***	***4.0%***	***5.5%***	***(148) bps***

(1) Holding: Almacenes Éxito Results without Colombia subsidiaries Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense).

29

grupo éxito

Holding Balance Sheet[1]

in COP M	Jun 2024	Dec 2023	Var %
Assets	**14,265,269**	**13,580,684**	**5.0%**
Current assets	**4,139,166**	**4,015,527**	**3.1%**
Cash & Cash Equivalents	821,809	980,624	(16.2%)
Inventories	2,231,888	1,993,987	11.9%
Accounts receivable	371,449	436,942	(15.0%)
Assets for taxes	601,402	496,180	21.2%
Others	112,618	107,794	4.5%
Non-current assets	**10,126,103**	**9,565,157**	**5.9%**
Goodwill	1,453,077	1,453,077	0.0%
Other intangible assets	183,235	190,346	(3.7%)
Property, plant and equipment	1,917,710	1,993,592	(3.8%)
Investment properties	64,894	65,328	(0.7%)
Right of Use	1,548,599	1,556,851	(0.5%)
Investments in subsidiaries, associates and JVs	4,684,218	4,091,366	14.5%
Others	274,370	214,597	27.9%

in COP M	Jun 2024	Dec 2023	Var %
Liabilities	**7,712,301**	**7,480,007**	**3.1%**
Current liabilities	**5,996,428**	**5,692,731**	**5.3%**
Trade payables	3,594,352	4,144,324	(13.3%)
Lease liabilities	293,872	290,080	1.3%
Borrowing-short term	1,567,928	578,706	170.9%
Other financial liabilities	244,534	149,563	63.5%
Liabilities for taxes	59,852	100,449	(40.4%)
Others	235,890	429,609	(45.1%)
Non-current liabilities	**1,715,873**	**1,787,276**	**(4.0%)**
Lease liabilities	1,478,292	1,481,062	(0.2%)
Borrowing-long Term	185,031	236,812	(21.9%)
Other provisions	11,143	11,499	(3.1%)
Deferred tax liability	-	-	0.0%
Others	41,407	57,903	(28.5%)
Shareholder´s equity	**6,552,968**	**6,100,677**	**7.4%**

(1) Holding: Almacenes Éxito Results without Colombia subsidiaries.

30

Debt by country and maturity

Net debt breakdown by country

30 Jun 2024, (millions of COP)	Holding (2)	Colombia	Uruguay	Argentina	Consolidated
Short-term debt	1,812,462	1,662,592	514,975	33,996	2,211,563
Long-term debt	185,031	185,031	-	-	185,031
Total gross debt (1) (2)	**1,997,494**	**1,847,623**	**514,975**	**33,996**	**2,396,594**
Cash and cash equivalents	821,809	983,842	274,823	23,839	1,282,504
Net debt	**(1,175,685)**	**(863,782)**	**(240,151)**	**(10,157)**	**(1,114,090)**

Holding Gross debt by maturity

30 Jun 2024, (millions of COP)	Nominal amount	Nature of interest rate	Maturity Date	30-jun-24
Short Term - Bilateral	25,000	Fixed	August 2024	25,000
Short Term - Bilateral	100,000	Fixed	August 2024	100,000
Mid Term - Bilateral	135,000	Floating	April 2025	135,000
Revolving credit facility - Bilateral	400,000	Floating	February 2025	400,000
Short Term - Bilateral	100,000	Fixed	February 2025	100,000
Long Term - Bilateral	200,000	Floating	April 2025	150,000
Revolving credit facility - Bilateral	200,000	Floating	April 2025	200,000
Revolving credit facility - Bilateral	300,000	Floating	June 2025	300,000
Long Term - Bilateral	290,000	Floating	March 2026	96,665
Long Term - Bilateral	190,000	Floating	March 2027	103,645
Long Term - Bilateral	150,000	Floating	March 2030	100,050
Total gross debt (3)	**2,090,000**			**1,710,360**

Note: The Colombia perimeter includes the consolidation of Almacenes Éxito S.A. and its subsidiaries in the country. 1) Debt without contingent warranties and letters of credits. (2) Holding gross debt issued 100% in Colombian Pesos with an interest rate below IBR3M + 2.0%, debt at the nominal amount. IBR 3M (Indicador Bancario de Referencia) – Market Reference Rate: 10.31%; other collections included, and positive hedging valuation not included. (3) Debt at the nominal amount.

31

Store number and Retail Sales area Note : The store count does not include the 2 , 834 allies in Colombia . 32 Banner by country Store number Sales area (sqm) Colombia Exito 201 619,511 Carulla 114 87,861 Surtimax 73 26,361 Super Inter 53 49,850 Surtimayorista 62 53,752 Total Colombia 503 837,334 Uruguay Devoto 67 41,981 Disco 30 35,934 Geant 2 16,411 Six or Less 1 330 Total Uruguay 100 94,656 Argentina Libertad 15 88,082 Mayorista 12 14,872 Total Argentina 27 102,954 TOTAL 630 1,034,944

Accounts Reconciliations Note : Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non - recurring operational income (expense) . Data in COP at consolidated level includes a - 11 . 4 % FX effect in Uruguay at Net Revenue and at Recurring EBITDA and - 62 . 7 % in Argentina, respectively during 2 Q 24 and a - 14 . 4 % FX effect in Uruguay at Net Revenue and at Recurring EBITDA and - 72 . 1 % in Argentina, respectively during 1 H 24 calculated with the closing exchange rate . FX impacts are calculated as a devaluation between currencies resulting in a percentage . Percentages represent relative proportions, and as such they cannot be directly added or subtracted from each other because they are not absolute numeric values . 33 Free Cash Flow Effects on Results 2Q24 Idioma Inglés Net Revenue Growth in LC Growth in COP FX effect Uruguay 4.6% -7.3% -11.4% Argentina 191.7% 8.9% -62.7% Consolidated 6.5% -0.9% -6.9% Recurring EBITDA Growth in LC Growth in COP FX effect Uruguay 3.6% -8.2% -11.4% Argentina -0.6% -62.9% -62.7% Consolidated -9.5% -13.5% -4.5% 1H24 Net Revenues Growth in LC Growth in COP FX effect Uruguay 6.1% -9.1% -14.4% Argentina 206.1% -14.7% -72.1% Consolidated 7.2% -2.1% -8.7% Recurring EBITDA Growth in LC Growth in COP FX effect Uruguay 4.6% -10.4% -14.4% Argentina -12.8% -75.7% -72.1% Consolidated -11.9% -17.7% -6.6% Exchange Rates Effects on Results 2024 Q2 2023 Q2 2023 2024 Q2 + 2023 - 2023 Q2 Net cash flows used in operating activities 889,458- 643,908- 835,550 590,000 Net cash flows used in investing activities 11,942 104,392- 321,930- 205,596- Variation of collections on behalf of third parties 110,756 49,135- 14,734 174,625 Lease liabilities paid 147,371- 137,081- 276,413- 286,703- Interest on lease liabilities paid 75,014- 61,641- 129,305- 142,678- Free cash flow 989,146- 996,157- 122,636 129,647

Accounts Reconciliations Recurring EBITDA and Adjusted EBITDA Note : Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non - recurring operational income (expense) . Data in COP at consolidated level includes a - 11 . 4 % FX effect in Uruguay at Net Revenue and at Recurring EBITDA and - 62 . 7 % in Argentina, respectively during 2 Q 24 and a - 14 . 4 % FX effect in Uruguay at Net Revenue and at Recurring EBITDA and - 72 . 1 % in Argentina, respectively during 1 H 24 , calculated with the closing exchange rate . 34 in COP M 2Q24 2Q23 1H24 1H23 Operating Income (EBIT) 148,163 199,321 243,391 412,706 Non-Recurring Income/(Expense) 15,910 28,468 49,164 33,678 Cost D&A 28,255 26,366 54,091 52,865 Expense D&A 149,603 141,235 297,398 283,427 Recurring EBITDA 341,931 395,390 644,044 782,676 in COP M 2Q24 2Q23 1H24 1H23 Operating Income (EBIT) 148,163 199,321 243,391 412,706 Associates & Joint Ventures Results (26,362) (23,313) (48,422) (50,105) Cost D&A 28,255 26,366 54,091 52,865 Expense D&A 149,603 141,235 297,398 283,427 Adjusted EBITDA 299,659 343,609 546,458 698,893 in COP M 2Q24 2Q23 1H24 1H23 Operating Income (EBIT) 148,163 199,321 243,391 412,706 Cost D&A 28,255 26,366 54,091 52,865 Expense D&A 149,603 141,235 297,398 283,427 EBITDA 326,021 366,922 594,880 748,998

Accounts Reconciliations Recurring Income of the Real Estate Business in Colombia Net Revenue and Recurring EBITDA of Viva Malls in Colombia 35 in COP M 2Q24 2Q23 1H24 1H23 Operating Income (EBIT) 62,331 57,696 84,821 75,336 Non-Recurring Income/(Expense) 575 29 584 445 Expense D&A 15,093 14,332 30,240 28,571 Recurring EBITDA 77,999 72,057 115,645 104,352 Consolidated 2Q24 2Q23 Var 1H24 1H23 Var Income from concessionaires 23,307 22,244 4.8% 46,361 49,231 -5.8% Income from building administration 14,850 13,347 11.3% 29,712 25,966 14.4% Income from property rent 80,360 72,262 11.2%156,774148,972 5.2% Income from rent of other spaces 28,497 25,834 10.3% 50,200 50,190 0.0% Revenues real estate 147,014133,687 10.0%283,047274,359 3.2% Non recurring concessionaires fees (-) 0 0 0.0% 0 0 0.0% Recurring revenues real estate 147,014133,687 10.0%283,047274,359 3.2% Non recurring concessionaires fees 0 955-100.0% 0 7,383-100.0% Sales of real estate projects 0 18,000-100.0% 2,850 47,208 -94.0% Total revenues real estate 147,014152,642 -3.7%285,897328,950 -13.1% Note : Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non - recurring operational income (expense) .

María Fernanda Moreno R . Head of Investor Relations +(57) 312 796 2298 mmorenor@grupo - exito.com Éxito Calle 80, Cr 59 A No. 79 – 30 Bogotá, Colombia www.grupoexito.com.co exitoinvestor.relations@grupo - exito.com • “The Issuers Recognition - IR granted by the Colombian Stock Exchange is not a certification about the quality of the securities listed at the BVC nor the solvency of the issuer ”.